Exhibit 99.1

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

		2000		2001		2002		2003		2004		2004
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING		11,463,667		13,748,445		13,885,006		14,654,063		14,806,980		14,806,980

NET LOSS FOR THE PERIOD	PS.	(720,590)	PS.	(755,052)	PS.	(801,387)	PS.	(386,243)	PS.	(129,004)	U.S.$	(11,570)

NET LOSS PER SHARE	PS.	(62.86)	PS.	(54.92)	PS.	(57.72)	PS.	(26.36)	PS.	(8.71)	U.S.$	(0.78)